Exhibit 99.1

Multi Ways Holdings Limited and Subsidiaries.

(Incorporated in Cayman Islands)

(Company Registration No.: CT-391248)

Interim Earnings Result for the six months ended

30 June 2023

Multi Ways Holdings Limited.
Exhibit 99.1
First Half of Fiscal Year 2023	For the six months ended June 30, 2023

Multi Ways Holdings Limited announces revenue of $14.37 Million for the First Half of Fiscal Year 2023

Multi Ways Holdings Limited (“Multi ways” or the “Company”) (NYSE American: MWG), a leading supplier of a wide range of heavy construction equipment for sales and rental in Singapore and the surrounding region, today announced its unaudited financial results for the six months ended June 30, 2023.

Financial Highlights for the First Half of Fiscal Year 2023

	For the Six Months Ended June 30,
($ millions, except per share data)	2023	2022	% Change
Revenue	$14.37	$20.09	-28.48%
Gross profit	$4.29	$5.60	-23.46%
Gross margin	26.84%	27.88%	1.96%
(Loss) / Income from operations	$(4.65)	$1.57	-395.99%
Operating margin	-32.34%	7.81%	-514.08%
Net income (loss)	$(4.75)	$1.36	-448.38%
Diluted earnings per share	$(0.15)	$0.05	-394.36%
Net book value per share	$0.54	$0.26	27.90%

●	Revenue decreased 28.48% to $14.37 million for the six months ended June 30, 2023 from approximately $20.09 million for the six months ended June 30, 2022. The decreased was due to various factors, including the higher borrowing costs and tightening of bank loans for our customers and the greater competition in the procurement of high-demand machinery due to limited supplies that led to greater costs for the machinery.

●	Gross profit decreased by 23.46% to $4.29 million. Gross margin was 29.84% for the six months ended June 30, 2023, compared to 27.88% for the six months ended June 30, 2022. The increased of gross profit was primarily due to increase in services, such as refurbishment, troubleshooting and repair services in Singapore.

●	Losses from operations were $4.65 million for the six months ended June 30, 2023, compared to income from operations of $1.57 million for the six months ended June 30, 2022. The operating loss margin was 32.34% for the six months ended June 30, 2023, compared to 7.81% for the six months ended June 30, 2022. The decrease of operating margin was primarily due to the completion of the initial public offering, professional and advisory expenses, SEC registration fees, FINRA filing fees, NYSE America listing fees; increased in depreciation of plant and equipment and depreciation of rights-of-use assets.

●	Net loss was $4.75 million for the six months ended June 30, 2023. This compared to net income of $1.36 million for the six months ended June 30, 2022.

●	Net book value per share was $0.54 as of Jun 30, 2023, compared to $0.26 as of June 30, 2022.

Multi Ways Holdings Limited.
Exhibit 99.1
First Half of Fiscal Year 2023	For the six months ended June 30, 2023

Financial Results for the First Half of Fiscal Year 2023

Revenue

Revenue decreased by $5,723,683 or 28.48%, to $14,370,806 for the six months ended June 30, 2023 from $20,094,489 for the six months ended June 30, 2022. The decrease was largely due to the decrease in demand from our largest customer in Australia in the amount of approximately $5.4 million of the total overall revenue during the six months ended June 30, 2023

Gross Profit

Our gross profit decreased by $1,314,550, or 23.46%, to $4,288,140 for the six months ended June 30, 2023 from $5,602,690 for the six months ended June 30, 2022. Gross profit margin was 29.84% for the six months ended June 30, 2023, as compared to 27.88% for the six months ended June 30, 2022. The increased of gross profit was primarily due to increase in service, such as refurbishment, troubleshooting and repair services in Singapore.

Selling and Distribution Expenses

We incurred $494,501 in selling and distribution expenses for the six months ended June 30, 2023, compared to $752,196 for the six months ended June 30, 2022. Selling and distribution expenses reduced by $257,695, or 34.18%, during the six months ended June 30, 2023 compared to the six months ended June 30, 2022. Such decrease was mainly attributable to the decrease in freight costs, which were in line with the decrease in our export sales..

General and Administrative expenses

We incurred $8,439,900 in general and administrative expenses for the six months ended June 30, 2023, compared to $3,280,324 for the six months ended June 30, 2022. General and administrative expenses increased by $5,159,576, or 157.29%, for the six months ended June 30, 2023 compared to the same period in 2022. The increase was primarily due to the completion of the initial public offering related expenses, increased in depreciation of plant and equipment and depreciation of rights-of-use assets.

Income (loss) from Operations

As a result of the factors described above, we incurred operating loss of $4,646,261 for the six months ended June 30, 2023, compared to operating income of $1,570,170 for the six months ended June 30, 2022, representing an overall decrease of operating income of $6,216,431.

Other Income (Expenses)

Interest expenses were $522,272 for the six months ended June 30, 2023, compared to interest expenses of $269,995 for the six months ended June 30, 2022. The increase of interest expense is primarily due to the increased of bank loan and interest rate during fiscal half year of 2023. Other income consists of gain on disposal of assets $ 125,290 and loss on foreign exchange $23,475 for the six months ended June 30, 2023.

Net Income (loss)

As a result of the factors described above, we incurred net loss of $4,744,056 for the six months ended June 30, 2023, compared to net income of $1,361,425 million for the six months ended June 30, 2022, representing a decrease in profit of $6,105,481.

Multi Ways Holdings Limited.
Exhibit 99.1
First Half of Fiscal Year 2023	For the six months ended June 30, 2023

Financial Condition

As of June 30, 2023, cash and cash equivalents, restricted cash and short-term investments totalled $5.40 million, compared to $1.33 million as of December 31, 2022. Short-term bank borrowings were $11.27 million as of June 30, 2023, compared to $8.86 million as of December 31, 2022.

Accounts receivable was $7.73 million as of June 30, 2023, compared to $8.07 million as of December 31, 2022. Inventories were $33.93 million as of June 30, 2023, compared to $31.44 million as of December 31, 2022. Accounts payable was $28.38 million as of June 30, 2023, compared to $27.83 million as of December 31, 2022.

Total current assets and current liabilities were $51.65 million and $41.75 million, respectively, leading to a current ratio of 1.24 as of June 30, 2023. This compared to total current assets and current liabilities were $44.07 million and $41.19 million, respectively, and current ratio of 1.07 as of December 31, 2022.

About Multi Ways Holdings Limited.

Multi Ways Holdings supplies a wide range of heavy construction equipment for sales and rental in Singapore and the surrounding region. With more than two decades of experience in the sales and rental of heavy construction equipment business, the Company is widely established as a reliable supplier of new and used heavy construction equipment to customers from Singapore, Australia, UAE, Maldives, Indonesia, and the Philippines. With our wide variety of heavy construction equipment in our inventory and complementary equipment refurbishment and cleaning services, Multi Ways is well-positioned to serve customers as a one-stop shop.

For more information please visit www.multiwaysholdings.com. For further information on the Company’s SEC filings please visit www.sec.gov.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Multi Ways Holdings Limited
Exhibit 99.1
First Half of Fiscal Year 2023	For the six months ended June 30, 2023

MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME

(Currency expressed in United States Dollars (“US$”))

	Six Months ended June 30,
	2023	2022
	$’000	$’000

Revenues, net	14,371	20,094

Cost of revenue	(10,083)	(14,492)

Gross profit	4,288	5,602

Operating cost and expenses:
Selling and distribution	(495)	(752)
General and administrative	(8,440)	(3,280)
Total operating cost and expenses	(8,935)	(4,032)

Profit from operations	(4,647)	1,570

Other income (expense):
Gain from disposal of plant and equipment	125	-
Interest income	3	-
Interest expense	(522)	(270)
Dividend income	14	4
Government grant	17	74
Foreign exchange loss, net	(73)	(50)
Other income	350	313
Total other income, net	(86)	71

Income before income taxes	(4,733)	1,641

Income tax (expense) refund	(62)	(279)

NET INCOME	(4,795)	1,362

Less: Net income attributable to non-controlling interest	50	-

NET INCOME ATTRIBUTABLE TO EQUITY HOLDER OF THE COMPANY	(4,745)	1,362

Other comprehensive (loss) income:
Foreign currency translation adjustment	206	(150)
COMPREHENSIVE INCOME	(4,539)	1,212

Net income per share
Basic and Diluted	(0.15)	0.05
Weighted average number of ordinary shares outstanding
Basic and Diluted	30,840	24,800

Multi Ways Holdings Limited
Exhibit 99.1
First Half of Fiscal Year 2023	For the six months ended June 30, 2023

MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”))

	June 30, 2023 $’000	Dec 31, 2022 $’000
ASSETS
Current assets:
Cash and cash equivalents	5,190	1,003
Accounts receivable, net	7,530	8,021
Inventories	33,927	31,442
Financial assets available for sales	208	325
Amounts due from related parties	200	50
Deposits, prepayments and other receivables	4,595	3,230
Total current assets	51,650	44,071

Non-current assets:
Property and equipment, net	7,894	7,218
Right-of-use assets	1,950	1,489
Deferred tax assets	8	8
Financial assets	2,200	-
Total non-current assets	12,052	8,715

TOTAL ASSETS	63,702	52,786

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	6,687	4,781
Customer deposits	5,931	5,884
Amounts due to related parties	15,767	17,167
Bank borrowings	11,274	8,862
Lease liabilities	1,457	3,484
Income tax payable	632	1,007
Total current liabilities	41,748	41,185

Long-term liabilities:
Bank borrowings	2,321	3,175
Lease liabilities	2,860	2,114
Total long-term liabilities	5,181	5,289

TOTAL LIABILITIES	46,929	46,474

Shareholders’ equity
Ordinary share, par value US$0.00025, 400,000,000 shares authorized, 30,840,000 (24,800,000 31.12.2022) ordinary shares issued and outstanding	8	6
Additional paid-in capital	20,538	5,440
Retained earnings	(3,510)	1,235
Non-controlling interest	(50)	50
Accumulated other comprehensive loss	(213)	(419)
Total shareholders’ equity	16,773	6,312

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	63,702	52,786

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